Exhibit 99.2

GREAT PANTHER MINING LIMITED

(FORMERLY GREAT PANTHER SILVER LIMITED)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2019 and 2018

Expressed in US Dollars

GREAT PANTHER MINING LIMITED

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Great Panther Mining Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Mining Limited and all related financial information contained in the Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"), the Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the independent auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2019, based on the framework set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

The Company acquired Beadell Resources Limited during 2019, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, Beadell Resources Limited’s internal control over financial reporting associated with total assets of $178,575 and total revenues of $149,390 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2019.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in their report which appears herein. KPMG LLP also excluded an evaluation of the internal control over financial reporting of Beadell Resources Limited in their audit of internal control over financial reporting of the Company as of December 31, 2019.

/s/ Jeffrey R. Mason	/s/ Jim A. Zadra

Interim Chief Executive Officer	Chief Financial Officer
March 30, 2020	March 30, 2020

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Great Panther Mining Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Great Panther Mining Limited (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 30, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its accounting policies for leases as of January 1, 2019 due to the adoption of IFRS 16 - Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We are uncertain as to the year we or our predecessor firms began serving consecutively as the auditor of the Company’s financial statements; however, we are aware that we have been Great Panther Mining Limited’s auditor consecutively since at least 1997.

Vancouver, Canada
March 30, 2020

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Great Panther Mining Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Great Panther Mining Limited’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated March 30, 2020 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Beadell Resources Limited during 2019, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, Beadell Resources Limited’s internal control over financial reporting associated with total assets of $178,575,000 and total revenues of $149,390,000 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2019. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Beadell Resources Limited.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 30, 2020

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Great Panther MINING Limited (Formerly Great Panther Silver Limited)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

As at December 31, 2019 and 2018

	December 31, 2019	December 31, 2018
ASSETS		(note 3)
Current assets:
Cash and cash equivalents	$36,970	$24,524
Short-term deposits	–	26,057
Restricted cash	115	–
Trade and other receivables (note 6)	21,756	8,887
Inventories (note 7)	35,120	5,955
Loan receivable	–	5,048
Reimbursement rights (note 10)	6,465	6,385
Derivative assets (note 13)	3,454	738
Other current assets	1,461	797
	105,341	78,391
Restricted cash	927	1,237
Other receivables (note 6)	10,155	–
Reimbursement rights (note 10)	4,705	4,470
Mineral properties, plant and equipment (note 8)	133,810	13,391
Exploration and evaluation assets (note 9)	15,659	15,065
Deferred tax assets (note 17)	145	222
	$270,742	$112,776

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities (note 11)	$49,533	$10,647
Current portion of borrowings (note 12)	38,066	–
Reclamation and remediation provisions – current (note 14)	4,927	4,473
	92,526	15,120
Other liabilities (note 11)	17,078	–
Borrowings – MACA Limited (note 12)	4,627	–
Reclamation and remediation provisions (note 14)	50,647	22,947
Deferred tax liabilities (note 17)	5,365	2,053
	170,243	40,120
Shareholders’ equity:
Share capital (note 15)	252,186	130,912
Reserves	17,420	19,829
Deficit	(169,107)	(78,085)
	100,499	72,656
	$270,742	$112,776

The accompanying notes are an integral part of these consolidated financial statements.

Nature of operations (note 1)

Commitments and contingencies (note 21)

Subsequent events (note 26)

Approved by the Board of Directors

“Jeffrey R. Mason”	“Elise Rees”
Jeffrey R. Mason, Director	Elise Rees, Director

Great Panther MINING Limited

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2019 and 2018

	2019	2018
Revenue (note 16)	$198,653	$59,434

Cost of sales
Production costs	156,779	47,414
Amortization and depletion	34,671	3,462
Share-based compensation	358	373
	191,808	51,249

Mine operating earnings	6,845	8,185

General and administrative expenses
Administrative expenses	15,721	5,338
Amortization and depletion	514	111
Share-based compensation	1,322	940
	17,557	6,389

Exploration, evaluation, and development expenses
Exploration and evaluation expenses (note 24)	12,741	9,984
Mine development costs	1,487	1,930
Change in reclamation and remediation provision	9,752	(214)
Share-based compensation	46	8
	24,026	11,708

Impairment of goodwill (note 5)	38,682	–

Business acquisition costs (note 5)	2,923	1,345

Care and maintenance costs (note 24)	795	–

Finance and other income (expense)
Interest income	726	1,518
Finance costs	(5,752)	(20)
Accretion expense	(3,404)	(897)
Foreign exchange gain (loss)	(1,499)	1,067
Other income (expense)	(3,211)	178
	(13,140)	1,846

Loss before income taxes	(90,278)	(9,411)

Income tax expense (note 17)	744	652

Net loss for the year	$(91,022)	$(10,063)

Loss per share – basic and diluted	$(0.33)	$(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

Great Panther MINING Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars)

For the years ended December 31, 2019 and 2018

	2019	2018

Net loss for the year	$(91,022)	$(10,063)

Other comprehensive income (loss) (“OCI”), net of tax
Foreign currency translation	(6,150)	(15)
Change in fair value of financial assets designated as fair value through OCI, net of tax	(1)	(1)
	(6,151)	(16)

Total comprehensive loss for the year	$(97,173)	$(10,079)

Great Panther MINING Limited

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars)

For the years ended December 31, 2019 and 2018

	Share capital		Reserves
	Number of common shares (000's)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Retained earnings (deficit)	Total share- holder's equity
Balance, January 1, 2018	168,383	$130,201	$15,950	$3,193	$(181)	$18,962	$(68,022)	$81,141
Share options exercised	590	505	(156)	–	–	(156)	–	349
Restricted and deferred share units settled	192	206	(282)	–	–	(282)	–	(76)
Share-based compensation	–	–	1,321	–	–	1,321	–	1,321
Comprehensive loss	–	–	–	(15)	(1)	(16)	(10,063)	(10,079)
Balance, December 31, 2018	169,165	$130,912	$16,833	$3,178	$(182)	$19,829	$(78,085)	$72,656

Balance, January 1, 2019	169,165	$130,912	$16,833	$3,178	$(182)	$19,829	$(78,085)	$72,656
Shares and warrants issued pursuant to the acquisition of Beadell Resources Limited (note 5)	103,593	93,235	2,646	–	–	2,646	–	95,881
Shares issued upon conversion of MACA Limited borrowings (note 12(a))	14,078	10,524	–	–	–	–	–	10,524
Financings (note 15(f))	23,000	15,939	–	–	–	–	–	15,939
Share options exercised	917	702	(196)	–	–	(196)	–	506
Restricted and deferred share units settled	1,188	874	(434)	–	–	(434)	–	440
Share-based compensation	–	–	1,726	–	–	1,726	–	1,726
Comprehensive loss	–	–	–	(6,150)	(1)	(6,151)	(91,022)	(97,173)
Balance, December 31, 2019	311,941	$252,186	$20,575	$(2,972)	$(183)	$17,420	$(169,107)	$100,499

The accompanying notes are an integral part of these consolidated financial statements.

Great Panther MINING Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the years ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:
Net loss for the year	$(91,022)	$(10,063)
Items not involving cash:
Amortization and depletion	35,185	3,573
Impairment of goodwill (note 5)	38,682	–
Change in reclamation and remediation provision	9,752	(214)
Finance costs	5,752	20
Unrealized foreign exchange loss (gain)	431	(926)
Income tax expense	744	652
Share-based compensation	1,726	1,321
Other non-cash items (note 23)	2,710	(580)
Interest received	686	1,185
Interest paid	(5,692)	(38)
Income taxes paid	(440)	(1,652)
	(1,486)	(6,722)
Changes in non-cash working capital:
Trade and other receivables	4,568	6,357
Inventories	10,521	510
Other current assets	212	(105)
Trade payables and accrued liabilities	(28)	287
Net cash provided by (used in) operating activities	13,787	327

Cash flows from investing activities:
Cash restricted for Coricancha environmental bond	371	–
Cash received on Acquisition of Beadell	1,441	–
Redemptions of (investments in) short-term deposits and restricted cash, net	25,941	(5,965)
Repayment received prior to Acquisition on loan advanced to Beadell	3,069	–
Advances to Beadell prior to Acquisition	(354)	(5,000)
Additions to mineral properties, plant and equipment	(25,910)	(2,069)
Net cash provided by (used in) investing activities	4,558	(13,034)

Cash flows from financing activities:
Proceeds from equity financings, net of expenses (note 15(f))	15,939	–
Payment of lease liabilities	(6,190)	–
Proceeds from borrowings	32,210	–
Repayment of borrowings	(48,444)	–
Proceeds from exercise of share options	504	349
Net cash from (used in) financing activities	(5,981)	349

Effect of foreign currency translation on cash and cash equivalents	82	85

Increase (decrease) in cash and cash equivalents	12,446	(12,273)
Cash and cash equivalents, beginning of year	24,524	36,797
Cash and cash equivalents, end of year	$36,970	$24,524

Supplemental cash flow information (note 23)

The accompanying notes are an integral part of these consolidated financial statements.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

1.	NATURE OF OPERATIONS

Great Panther Mining Limited (the “Company” or “Great Panther”) is a public company which is listed on the Toronto Stock Exchange (“TSX”) trading under the symbol GPR, and on the NYSE American trading under the symbol GPL and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 – 200 Granville Street, Vancouver, BC.

On March 5, 2019, the Company changed its name from Great Panther Silver Limited to Great Panther Mining Limited following the completion of the acquisition of Beadell Resources Limited (“Beadell”) (the “Acquisition”), a gold mining company that was listed on the Australian Securities Exchange and operated the wholly-owned Tucano Gold Mine (“Tucano”) in Amapá state, northern Brazil (note 5).

The Company has two wholly-owned mining operations in Mexico: the Topia Mine (“Topia”), and the Guanajuato Mine Complex (“the GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (“San Ignacio”), and the Cata processing plant. Topia is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico, and produces concentrates containing silver, gold, lead and zinc. The GMC produces silver and gold concentrate and is located in central Mexico.

The Company also wholly-owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility, located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha was acquired by the Company in June 2017, having been placed on care and maintenance by its previous owner in August 2013. The Company filed a positive Preliminary Economic Assessment on Coricancha in May 2018, and in July 2018 commenced a trial stope and bulk sample program (the “BSP”) in order to further de-risk the project. The BSP was completed in June 2019, and the Company is currently running an ore processing campaign utilizing approximately 25,000 tonnes of old ore stockpiles.

The Company also owns several exploration properties: El Horcón, Santa Rosa, and Plomo in Mexico; and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

Based on the projected operating cash flows and anticipated capital expenditures after the acquisition of Beadell, the Company obtained equity and debt financing during the year ended December 31, 2019. On July 9, 2019, the Company entered into an At-the-Market Offering Agreement with H.C. Wainwright & Co. and Eight Capital (the “ATM Agreement”) under which it can sell common shares equal to the lesser of i) 10% of the aggregate market value of the Company’s outstanding common shares as at the last trading day of the month before the month in which the first trade under the offering is made, and ii) aggregate gross proceeds of $25,000 (the “ATM Facility”). On August 8, 2019, the Company completed a bought deal financing, for aggregate gross proceeds of $17,250, pursuant to which the Company issued 23,000,000 common shares of the Company at the price of $0.75 per share. The Company paid a cash commission to the underwriters equal to 5% of the gross proceeds of the financing and recognized net proceeds of $15,939 after deducting share issuance costs. On December 27, 2019, the Company’s wholly owned subsidiary, Minera Mexicana el Rosario, S.A. de C.V., was loaned and received $10,000 upon entering into a $10,000 promissory note agreement with the IXM Group (“IXM”), a metal trader (note 12(f)). Additionally, on January 6, 2020, the Company entered into a $11,250 loan and gold doré prepayment agreement with Samsung C&T U.K. Ltd. (“Samsung”) (note 26) which includes the requirement to deliver and sell approximately 3,000 ounces of gold contained in doré per month over a two-year period from Tucano to Samsung. Samsung advanced the $11,250 prepayment to Great Panther on February 4, 2020.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

As disclosed above and in note 5, the Company acquired Beadell on March 5, 2019 (the “Acquisition Date”). On acquisition, the Company assumed $69,473 of borrowings, of which $54,748 was classified as current liabilities. Between the Acquisition Date and December 31, 2019, the Company repaid $22,529 ($32,343 Australian dollars (“A$”)) on the loan payable to MACA Limited (“MACA”), $10,524 (A$15,000) of which was settled via the issuance of 14,077,806 common shares of the Company (note 12 (a)). The Company also repaid the convertible debentures for $10,500 in cash (note 12 (b)), and the Santander – Itaú Facility in full for $5,000 in principal plus accrued interest (note 12 (c)). The Company had net new borrowings of $900 of the unsecured bank facilities (note 12(d)). Between January 1, 2020 and the date hereof, the company has repaid, in cash, a further $2,513 (A$3,714) of monthly repayments to MACA, and an additional $1,000 subsequent repayment which represented 10% of the net cash proceeds from the IXM Group Promissory Note (note 12(f)) required to be repaid to MACA and applied against the outstanding balance of the loan under the amended loan agreement (note 26(c)).

The Company has been deferring certain discretionary spending and undertaking cost reduction measures in order to minimize cash outflow requirements anticipated under the current business plan. In particular, this includes the date of the expected restart of Coricancha. The Company expects to generate positive cash flow from its mining operations in 2020. Based on the Company’s asset base and liquidity at the date of these consolidated financial statements and the funds it expects to generate from operations and financing activities, inclusive of the Samsung loan and the ATM Facility, the Company expects it will have adequate resources to meet scheduled debt repayment obligations over the next twelve months to January 1, 2021. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan including extending the life of its mines and ultimately generating net income and positive cash flow from mining operations.

The Company has been closely monitoring the effects of the spread of the coronavirus respiratory disease (“COVID-19”) with a focus on the jurisdictions in which the Company operates and its head office location in Canada.

The rapid worldwide spread of COVID-19 is prompting governments to incrementally implement restrictive measures in an attempt to curb the spread of COVID-19. During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19, and to continually assess and mitigate the risks to the business operations.

The Company has implemented a COVID-19 response plan that includes a number of measures to safeguard against the spread of the virus at its offices and sites and is also maintaining regular communications with legal and government representatives, suppliers, customers and business partners to monitor any potential risks to its ongoing operations. Broader government measures to limit the spread of COVID-19 have not impacted the Company’s operating mines in Mexico and Brazil to date and there are no confirmed or suspected cases of COVID-19 across the Company’s corporate offices and operations. In accordance with Peru government-mandated restrictions in response to COVID-19, Coricancha, which has been on care and maintenance with some limited mining operations, will conduct exclusively care and maintenance activities to sustain the appropriate safety and environmental systems during the National State of Emergency currently in effect until April 12, 2020 announced on March 26, 2020.

Although there have not been any impacts to the Company’s operations to date, the Company cannot provide assurance that there will not be disruptions to its operations in the future. If the Company’s operations are impacted or expected to be impacted, the Company will seek measures to preserve cash including suspension of discretionary spending and other legal means to reduce and minimize contractual spending.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared by management of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors (“Board”) on March 30, 2020.

3.	SIGNIFICANT ACCOUNTING POLICIES

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except for the new judgements and accounting standards newly adopted on January 1, 2019 as described in notes 3(r) and 4 below, the accounting policy on deferred stripping costs as described in note 3(q), and revenue recognition for the refined gold since the acquisition of Tucano as described in note 3(k) below.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company. All material intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

Great Panther Mining Limited is the ultimate parent entity of the group. At December 31, 2019, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Beadell Resources Pty Ltd	Australia	100%	Holding company
Beadell (Brazil) Pty Ltd	Australia	100%	Holding company
Beadell (Brazil 2) Pty Ltd	Australia	100%	Holding company
Beadell Resources (Holdings) Ltd	British Virgin Islands	100%	Holding company
Beadell Resources Mineração Ltda	British Virgin Islands	100%	Holding company
Mina Tucano Ltda (formerly Beadell Brasil Ltda)	Brazil	100%	Mining company
Mineração Vale dos Reis Ltda	Brazil	100%	Holding company
Beadell Resources Mineração Ltda	Brazil	100%	Holding company
Mineração Serra da Canga Ltda	Brazil	100%	Holding company
Marina Norte Empreendimentos de Mineração S.A.	Brazil	70%	Holding company
Mineral Mexicana el Rosario S.A. de C.V.	Mexico	100%	Mining company
Metálicos de Durango S.A. de C.V.	Mexico	100%	Mining services company
Minera de Villa Seca S.A. de C.V.	Mexico	100%	Mining services company
Coboro Minerales de México S.A. de C.V.	Mexico	100%	Exploration company
Great Panther Coricancha S.A.	Peru	100%	Exploration company
Great Panther Silver Peru S.A.C.	Peru	100%	Holding company
Cangold Peru S.A.C.	Peru	100%	Exploration company
Great Panther Finance Canada Limited	Canada	100%	Financing company
Cangold Limited	Canada	100%	Exploration company
GP Finance International S.a.r.l.	Luxembourg	100%	Financing company

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	Derivative financial instruments are measured at fair value;

•	Financial instruments at fair value through profit or loss are measured at fair value; and

•	Financial assets at fair value through other comprehensive income are measured at fair value.

(c)	Foreign currency translation

These consolidated financial statements are presented in US dollars which is the Canadian parent company’s presentation currency and functional currency. The functional currency of ten of the Company’s subsidiaries is also the US dollar (“USD”). The functional currency of three of the Company’s Australian subsidiaries is the Australian dollar. The functional currency of five of the Company’s Brazilian subsidiaries is the Brazilian real (“BRL”). The functional currency of two of the Company’s Mexican subsidiaries is the Mexican peso (“MXN”).

(i)	Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

(ii)	Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company’s subsidiaries which have a functional currency that differs from the Company’s presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

•	Income and expenses for each statement of comprehensive income are translated at average exchange rates, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions; and

•	All resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income as part of the gain or loss on sale.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Transaction costs are expensed when incurred. Cash and cash equivalents are designated as financial assets at amortized cost.

(e)	Inventories

Inventories consist of:

•	Gold bullion, gold in circuit, ore stockpiles and concentrate inventories which are stated at the lower of weighted average cost and net realizable value. Costs include production costs and amortization and depletion directly attributable to the inventory production process. Net realizable value is the expected selling price for the finished product less the costs to put the product into saleable form and delivery to the selling location.

•	Materials and supplies inventory, which includes the cost of consumables used in operations are stated at the lower of weighted average cost and replacement cost which approximates net realizable value. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used over more than one period, if they can only be used in connection with an item of property, plant and equipment.

•	Silver bullion coins and bars are recorded at lower of cost and net realizable value.

(f)	Mineral properties, plant and equipment

(i)	Mineral properties

Mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines whether the following conditions have been met: there is a probable future benefit that will contribute to future cash inflows; the Company can obtain the benefit and control access to it; and the transaction or event giving rise to the benefit has already occurred.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

In the event that the Company does not have sufficient evidence to support the probability of generating positive economic returns in the future, mine development costs are expensed to profit or loss. The Company expenses mine development costs for San Ignacio. In September 2015, the Company commenced expensing mine development costs for Guanajuato when the published Measured and Indicated Resources for Guanajuato represented less than twelve months of remaining production. Mine development costs incurred at the GMC includes expenditures associated with accessing mineral resources and gaining further information regarding the ore body, whether by means of ramp development, drilling or sampling. Development costs at Coricancha are expensed to date.

Producing mineral properties acquired through business acquisitions are recognized at fair value on the acquisition date. Where applicable, the estimated cost of mine reclamation and remediation for the property is included in the cost of mineral properties.

(ii)	Plant and equipment

Plant and equipment is originally recorded at cost at the time of construction, purchase, or acquisition, and is subsequently measured at cost less accumulated amortization and impairment. Cost includes all costs required to bring the plant and equipment into a condition and location where it is capable of operating according to its intended use.

Costs incurred for major overhaul of existing equipment or infrastructure are capitalized as plant and equipment and are subject to amortization once they are commissioned. Costs associated with routine maintenance and repairs are charged to operations as incurred.

(iii)	Amortization and depletion

The Company's mineral properties in Mexico are depleted using the straight-line method over the estimated remaining life of the mine. The Company’s mineral properties at Tucano are depleted on a units of production basis over the economically recoverable reserves.

Plant and equipment directly related to the Mexico mining operations is amortized using the straight-line method over the shorter of the estimated remaining life of the mine and the estimated remaining useful life of the asset. Plant and equipment directly related to the Tucano mining operations is amortized on a units of production basis over the economically recoverable reserves of the mine concerned, except in the case of assets whose useful life is shorter than the estimated remaining life of the mine, in which case the straight line method over the remaining useful life of the asset is used.

All other equipment, buildings and furniture and fixtures which do not relate directly to the mining operations are amortized over the useful life of the asset. Land is not amortized.

The following amortization rates are used by the Company for plant, equipment, buildings and furniture and fixtures which do not relate specifically to mining activities:

Computers	straight line over estimated useful life of 3 years
Furniture	straight line over estimated useful life of 5 years
Office	straight line over estimated useful life of 5 years
Software	straight line over estimated useful life of 3 years
Leasehold improvements	straight line over term of the lease

When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in profit or loss.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

(g)	Exploration and evaluation assets

(i)	Exploration properties

Exploration properties represent properties for which the Company has not yet performed sufficient exploration work to determine whether significant mineralization exists. Exploration properties are carried at the cost of acquisition and included in exploration and evaluation assets. Exploration expenditures incurred on such properties are expensed as incurred as exploration expenditures in profit or loss. Examples of exploration expenditures that are expensed under this policy include topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; and sampling. The Company considers its Coricancha, Santa Rosa, El Horcón, Plomo and Argosy projects to be in this category as at December 31, 2019, and consequently, expenses all costs associated with these projects as they are incurred.

(ii)	Evaluation properties

Evaluation properties represent properties for which the Company has identified a mineral resource of such quantity and grade or quality that it has reasonable prospects for economic extraction. A mineral resource is considered to have reasonable prospects for economic extraction when the Company has sufficient information to determine that extraction is viable and feasible at expected long-term metal prices. Expenditures made in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource are capitalized and included in exploration and evaluation assets. Evaluation expenditures include the costs of drilling, sampling and other costs related to defining and delineating the mineral deposit.

When the technical feasibility and commercial viability of the extraction of mineral resources associated with the Company’s evaluation properties are demonstrable and management has made a decision to proceed with development, the capitalized costs associated with evaluation assets are reclassified from exploration and evaluation assets to mineral properties. They are tested for impairment at that time.

(iii)	Amortization and depletion

Exploration and evaluation assets are not subject to depletion or amortization, but rather are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

(h)	Leased assets

On January 1, 2019, the Company adopted the new accounting standard IFRS 16 Leases (“IFRS 16”), which replaced IAS 17 Leases (“IAS 17”). The Company’s accounting policy for leases upon adoption of IFRS 16 on January 1, 2019 is outlined in 3(r) below.

(i)	Impairment of non-financial assets

Exploration and evaluation assets are tested for impairment when circumstances indicate that the carrying value may not be recoverable. When facts and circumstances suggest that the carrying amount of an asset exceeds its recoverable amount, the Company performs an impairment test by comparing the recoverable amount to the carrying amount of the relevant exploration and evaluation property. When the carrying value exceeds the recoverable amount of the relevant exploration and evaluation property, an impairment charge is recorded and the property is written down to its recoverable amount. In addition, exploration and evaluation assets are tested for impairment at the date they are transferred to mineral properties, plant and equipment.

The Company’s mineral properties, plant and equipment are reviewed for any indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indicators exist, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs of disposal and the asset’s value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in net income or loss for the period, and the carrying value of the asset on the statement of financial position is reduced to its recoverable amount. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral properties is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, discounted by an appropriate pre-tax discount rate to arrive at a net present value.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. Value in use is determined by applying assumptions specific to the Company’s continued use which includes future development. As such, these assumptions may differ from those used in calculating fair value.

In testing for indicators of impairment and performing impairment calculations, assets are grouped into cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The estimates of future discounted cash flows are subject to risks and uncertainties including estimated production, grades, recoveries, future metals prices, discount rates, exchange rates and operating costs.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not been recorded.

(j)	Share-based compensation

Equity-settled share-based compensation arrangements such as the Company’s stock option plan, restricted share unit plan, and deferred share unit plan are measured at fair value at the date of grant and recorded within equity. The fair value at grant date of all share-based compensation is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity. The amount recognized as an expense is adjusted to reflect share options forfeited. The Company estimates the fair value of share options granted using the Black-Scholes option pricing model.

(k)	Revenue recognition

The Company recognizes revenue from the sale of precious metals, consisting of metal concentrates and refined gold, when the customer obtains control.

For the metal concentrates sales, the customer obtains control upon delivery at the customer’s designated warehouse. The amount of revenue recorded upon initial recognition is based on the forward metal prices at that time and the estimated metal content. The payment terms are based on the individual customer contracts. For provisional payments, terms are typically 15 days from the date of provisional invoice, and for final payments, terms are typically 5 business days after the final weights, assays and prices are known and invoiced. Adjustments related to changes in metal prices and metal content up to the final settlement are recorded in revenue.

For the refined gold, the customer obtains control when the refined gold has been physically delivered, which is also the date when title has passed to the buyer and the Company has issued an invoice pursuant to a transaction confirmation that fixes the quantity and price of the gold for each delivery. The amount of revenue recorded upon delivery is based on this transaction confirmation. The Company has no significant continuing involvement after delivery and no adjustments to revenue are made subsequent to initial recognition.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

(l)	Reclamation and remediation provisions

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability when: the Company has a legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reasonable estimate of the obligation can be made. The liability is measured initially by discounting expected costs to the net present value using pre-tax rates and risk assumptions specific to the liability. The resulting cost is capitalized to the carrying value of the related assets or expensed to profit or loss where there is no carrying value of the related assets, or where the cost is not recoverable. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to the statement of comprehensive income as finance cost. Any change in the amount or timing of the underlying cash flows is adjusted to the carrying value of the liability, with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties or exploration, evaluation and development expenses. Any amount charged to the carrying value of assets is depreciated over the remaining life of the relevant assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental disturbance, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its expected reclamation and remediation costs may have changed. Any such changes in costs could materially impact the future amounts recorded as reclamation and remediation provision.

(m)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term deposits, marketable securities, trade and other receivables, loan receivable, restricted cash, trade and other payables, as well as derivative instruments.

(i)	Classification

The Company determines the classification of its financial instruments at initial recognition. Upon initial recognition, a financial asset is classified as measured at: amortized cost, fair value through profit and loss (“FVTPL”), or fair value through other comprehensive income (loss) (“FVOCI”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial liability is classified as measured at amortized cost or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

An equity investment that is held for trading is measured at FVTPL. For other equity investments that are not held for trading, the Company may irrevocably elect to designate them as FVOCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has elected to measure them at FVTPL.

(ii)	Measurement

Initial measurement

On initial recognition, all financial assets and financial liabilities are measured at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as FVTPL, in which case the transaction costs are expensed as incurred.

Subsequent measurement

The following accounting policies apply to the subsequent measurement of financial instruments:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income is calculated using the effective interest rate method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Impairment of financial instruments

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

For financial assets measured at amortized cost, and debt investments at FVOCI, the Company applies the expected credit loss model. On adoption of the expected credit loss model there was no material adjustment.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

(n)	Income taxes

Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantially enacted at the reporting date.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in net income in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management’s estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset (i) when there is a legally enforceable right to set off current tax assets against current tax liabilities, (ii) when they relate to income taxes levied by the same taxation authority, and (iii) the Company intends to settle its current tax assets and liabilities on a net basis.

(o)	Earnings per share

Earnings per share is calculated based on the weighted average number of shares outstanding during the period. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price during the period. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed in a manner similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from restricted and deferred stock units and the assumed exercise of share options and warrants, if dilutive.

(p)	Segment reporting

The Company has identified operating segments based on the internal reports that are reviewed and used by the Chief Executive Officer and the executive management team (the chief operating decision maker – “CODM”) in assessing performance and in determining allocation of resources. The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant and equipment, as well as operating results. All operating segments’ operating results are reviewed regularly by the Company’s senior management to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined operating segments based on this information.

Segment results that are reported to senior management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are comprised mainly of corporate office expenses.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

(q)	Deferred stripping

The Company defers certain related stripping costs during the production phase of its Tucano surface mine operation to future periods. Stripping costs that generate a benefit of improved access to future components of an ore body and meet the definition of an asset are recognized as stripping activity assets. Stripping activity assets are depreciated on a units of production basis over the useful life of the identifiable component of the ore body that becomes more accessible as a result of the stripping activity. Stripping activity assets form part of mineral properties, plant and equipment.

(r)	Accounting standards issued and adopted

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, which replaced IAS 17 and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees: leases of low-value assets; and short-term leases. For those assets determined to meet the definition of a lease, at the commencement date, a lessee recognizes a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. IFRS 16 also requires lessees to make more extensive disclosures than under IAS 17.

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. Under this approach, the cumulative impact of adoption is recognized as at January 1, 2019, and the comparatives are not restated. The comparatives remain as previously reported under IAS 17 and related interpretations.

Accounting Policy on Leases

The Company’s accounting policy effective January 1, 2019 upon adoption of IFRS 16 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

-	The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

-	The Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and

-	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

This policy is applied to contracts entered into, or changed, on or after January 1, 2019.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use assets are subsequently depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

The lease liability is initially measured at the present value of the lease payments not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases is recognized as an expense on a straight-line basis over the lease term.

Impact of transition to IFRS 16

On initial application, the Company has elected to record right-of-use assets based on the corresponding lease liability. Right-of-use assets of $1,150 and lease obligations of $1,227 were recorded as of January 1, 2019, and deferred rent liability of $77 was derecognized, with no net impact on retained earnings. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 6.2%.

The following table reconciles the Company’s operating lease obligations at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

Operating lease commitments at December 31, 2018	$1,383
Excluded from lease commitments due to cancellation clauses	70
Recognition exemption for low-value assets	(11)
1,442
Discounted using the incremental borrowing rate at January 1, 2019	(215)
Lease obligations recognized at January 1, 2019	$1,227

IFRIC 23, Uncertainty over Income Tax Treatments

Effective January 1, 2019, the International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 23 that sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. As at January 1, 2019, the Company adopted this standard and there was no impact on its consolidated financial statements.

(s)	Accounting standards issued but not yet adopted

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 2020 and apply prospectively. Earlier application is permitted. The Company currently does not believe the amendments will have a material impact on its consolidated financial statements.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The Company has identified the following areas where significant estimates, assumptions and judgments are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company reported in future periods.

(a)	Resource estimation

The accuracy of resource estimates is a function of the quantity and quality of available data and assumptions made and judgments used in the geological and engineering interpretation and may be subject to revision based on various factors. Changes in resource estimates may impact the carrying value of mineral property, plant and equipment, the calculation of amortization and depletion, the capitalization of mine development costs, and the timing of cash flows related to reclamation and remediation provision.

(b)	Useful lives of mineral properties, plant and equipment

The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property. The estimated remaining life of the producing mineral property is used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the National Instrument 43-101 (“NI 43-101”) reports, and management’s intent to operate the property, and may ultimately have a material impact on the estimated remaining lives of the properties.

(c)	Reclamation and remediation provision

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience. These estimates are based on remediation activities required by environmental laws, the expected timing of cash flows, and the pre-tax risk-free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption of the rate at which costs may inflate in future periods. Actual results could differ from these estimates. The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

(d)	Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs of disposal and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

(e)	Revenue from sale of precious metals

The Company recognizes revenue from the sale of precious metals, consisting of metal concentrates and refined gold, when the customer obtains control, which occurs upon delivery. The determination of the point in time in which the Company transfers control of the precious metal to the customers for revenue recognition requires significant judgment.

(f)	Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized. In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

(g)	Determination of functional currencies

The determination of an entity’s functional currency is a matter of judgment based on an assessment of the specific facts and circumstances relevant to determining the primary economic environment of each individual entity within the group. The Company reconsiders the functional currencies used when there is a change in events or conditions considered in determining the primary economic environment of each entity.

(h)	Lessee accounting

The determination of whether a contract contains a lease under IFRS 16 is a matter of judgment based on the assessment of the specific terms and conditions in the contract.

(i)	Purchase price accounting

Significant judgments were made by management on the purchase price accounting in arriving at estimated acquisition date fair values for the net assets acquired and liabilities assumed on the Acquisition of Beadell.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

(j)	Contingencies

Significant judgments were made by management in the determinations of the likelihood of loss for provisions and contingent liabilities related to the litigation and matters assumed upon the Acquisition (note 5) and acquisition of Coricancha (note 21(b)(iv)).

5.	ACQUISITION OF BEADELL RESOURCES LIMITED

On the Acquisition Date, the Company acquired 100% of the issued and outstanding common shares of Beadell through the issuance of 103,593,043 Great Panther common shares to Beadell shareholders, representing approximately 38% of the post-Acquisition issued and outstanding Great Panther shares. The share exchange represented a ratio of 0.0619 Great Panther shares for each Beadell share (the “Exchange Ratio”). Additionally, the Company issued 9,749,727 share purchase warrants at an exercise price of $1.317 per share to replace the warrants previously issued by Beadell. The number of Company share purchase warrants issued were equal to the number of the outstanding Beadell warrants on the Acquisition Date multiplied by the Exchange Ratio, at a price adjusted in accordance with the Exchange Ratio, on the same terms and conditions as the original warrants.

The Acquisition is a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3, Business Combinations. IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition. Acquisition costs consisting of advisory, legal, accounting, valuation, and other professional or consulting fees directly associated with the transaction to acquire Beadell of $2,923 were expensed as incurred during the year ended December 31, 2019.

On December 5, 2018, prior to the Acquisition, the Company entered into a loan agreement pursuant to which the Company advanced Beadell and its subsidiary, Mina Tucano Ltda (formerly Beadell Brasil Ltda) (“Mina Tucano”), as joint and several borrowers, a non-revolving term loan in the principal amount of $5,000 for their general working capital requirements. Prior to the Acquisition, the Company received partial repayment of $3,000 of the principal amount advanced and payment of accrued interest of $69, and the remaining principal balance of $2,000 was paid on July 11, 2019. Additionally, prior to the Acquisition, the Company also made a cash advance to Beadell of $354 in February 2019. The total outstanding balance at Acquisition of $2,370 (after adjusting for foreign exchange differences) was considered part of the exchange in the business combination and was therefore included in the liabilities assumed on the Acquisition Date.

Pursuant to IFRS 3, adjustments made within the measurement period of one year from the Acquisition Date, which ends on March 5, 2020, are recognized as if the accounting for the business combination had been completed at the acquisition date. In March 2020, the Company received a mineral resource and reserve estimate report for Tucano prepared by independent mining consultant firm, Roscoe Postle & Associates (“RPA”).  The report is dated effective September 30, 2019 and provides updated information regarding the resources and reserves at Tucano that was not available at the initial reporting of the preliminary purchase price allocation at March 31, 2019.  The Company also received an updated reclamation obligation report for Tucano during the fourth quarter of 2019. The revised resource and reserve estimates presented in the report by RPA and the revised reclamation obligation gave rise to adjustments to amounts recognized for net identifiable assets and liabilities compared to those previously recognized on acquisition on a preliminary basis. The most significant changes to the purchase price allocation includes a decrease in mineral property, plant and equipment of $29,492, an increase in the reclamation and remediation provision of $6,534, an increase in deferred income tax liability of $3,457, and an adjustment to increase goodwill by $38,682.

The following table summarizes the preliminary allocation of the purchase price to the assets acquired and liabilities assumed based on the preliminary estimates of fair value and the adjustments made pursuant to the revised estimate of mineral resources and reserves and reclamation obligation, at the Acquisition Date to arrive at the final purchase price allocation:

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

	Preliminary Purchase Price Allocation	Adjustments	Definitive Purchase Price Allocation
103,593,043 common shares issued (1)	$93,235	$–	$93,235
9,749,727 warrants issued	2,646	–	2,646
Consideration	95,881	–	95,881

Cash and cash equivalents	1,441	–	1,441
Trade and other receivables	26,733	(124)	26,609
Inventories	36,820	1,354	38,174
Other current assets	1,227	(352)	875
Restricted cash	61	–	61
Mineral properties, plant and equipment	143,147	(29,492)	113,655
Right-of-use assets	18,397	–	18,397
Exploration and evaluation assets	309	–	309
Other receivables – non-current	735	125	860
Trade payables and accrued liabilities	(29,024)	(126)	(29,150)
Borrowings	(69,473)	–	(69,473)
Lease liabilities	(18,397)	–	(18,397)
Deferred income tax liability	–	(3,457)	(3,457)
Great Panther loan advance	(2,370)	–	(2,370)
Reclamation and remediation provision	(6,375)	(6,534)	(12,909)
Other liabilities and provisions	(7,350)	(76)	(7,426)
Net identifiable assets acquired	95,881	(38,682)	57,199
Goodwill	–	38,682	38,682
	$95,881	$–	$95,881

(1) The common shares were valued at the closing price of the Company’s shares on the NYSE American on March 5, 2019 was ($0.90).

The report by RPA identified a significant difference in the amount of economically recoverable resources and reserves acquired and as a result of this difference, the fair value of the mineral properties was re-measured. The decrease in fair value for the mineral properties and recognition of a higher reclamation obligation resulted in goodwill being recognized. The goodwill was determined to be impaired during the quarter ended March 31, 2019.

The Company’s reported consolidated statement of profit (loss) for the nine months ended September 30, 2019 as originally reported has been adjusted as if the adjustment to the purchase price allocation and the accounting for the business combination had been completed at the Acquisition Date. The following table details amounts previously reported for the nine months ended September 30, 2019 together with the profit or loss adjustments arising on the finalization of the accounting for the business combination:

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

	Preliminary Purchase Price Allocation	Adjustments	Definitive Purchase Price Allocation
Revenue	$132,974	$–	$132,974
Cost of sales
Production costs	97,051	2,496	99,547
Amortization and depletion	21,238	61	21,299
Share-based compensation	238	–	238
General and administrative expenses	8,574	–	8,574
Exploration, evaluation, and development expenses	10,148	–	10,148
Impairment of goodwill	–	38,682	38,682
Business acquisition costs	2,863	–	2,863
Care and maintenance costs	599	–	599
Finance and other expense	12,280	808	13,088
Loss before income taxes	(20,017)	(42,047)	(62,064)
Income tax expense	891	–	891
Net loss for the year	$(20,908)	$(42,047)	$(62,955)

The revenue and net loss of Beadell since the Acquisition Date included in the Consolidated Statement of Comprehensive Income (Loss) for the year ended December 31, 2019 are disclosed in note 24.

The revenue and net loss of the combined entity for the year ended December 31, 2019 as though the Acquisition had been as at January 1, 2019 would be $228,691 and $96,124, respectively.

6.	TRADE AND OTHER RECEIVABLES

	December 31, 2019	December 31, 2018
Current
Trade receivables	$4,605	$2,939
Value added tax receivable	4,894	5,473
PIS / COFINS – Brazil (a)	10,889	–
Judicial deposits – Brazil (b)	389	–
Other	979	475
	21,756	8,887
Non-Current
PIS / COFINS – Brazil (a)	8,988	–
Income taxes recoverable – Brazil (c)	1,152	–
Other	15	–
	$10,155	$–

(a)	PIS/COFINS

The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazil federal input taxes that all companies in the private sector are subject to. The PIS is a mandatory employer contribution to an employee savings initiative and COFINS is a contribution to finance the social security system. Companies are required to calculate and remit PIS and COFINS based on gross revenues on a monthly basis. The Company’s Brazilian gold sales are zero-rated for PIS/COFINS purposes, however the current legislation allows for input tax credits to offset the amounts due by applying rates of 1.65% for PIS and 7.65% for COFINS, respectively, to some of the purchases in Brazil. As such, the Company has PIS/COFINS credits recorded as receivables.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

The Company continues to pursue the refund of its PIS/COFINS receivables. To the extent the Company is unable to receive refunds for all of its PIS/COFINS assets, the Company expects that PIS/COFINS assets will be recovered through the Company generating future Brazilian federal tax liabilities, which can be offset against the Company’s PIS/COFINS assets if the Company elects to do so. The current portion relates to the recovery expected in 2020.

In January 2019, Beadell received a refund of $10,300 (BRL 37,900). In October 2019, the Company received an additional refund of $3,125 (BRL 13,000).

(b)	Judicial deposits - Brazil

As a result of the Acquisition, the Company has various litigation claims for numerous governmental assessments related to indirect taxes, and labour disputes associated with former employees and contract labour in Brazil (note 21(b)(iv)).

Customary local regulations typically require judicial deposits. In connection with these claims, the Company has made judicial deposits totaling $1,243 to prevent the addition of any fines or penalties, pending the outcome of a Federal Supreme Court decision. Of the $1,243, $389 were related to indirect tax matters and $854 were related to labour matters. A provision of $854 was recognized for the labour matters (note 21(b)(iv)); as such, this amount was netted against the judicial deposit.

(c)	Income taxes recoverable – Brazil

In Brazil, if there are income taxes payable and social contribution on net profits (“CSLL”) payable, companies are required to remit the balances owing to the tax authorities on a monthly basis. During 2017, the Company paid $785 of income taxes and CSLL, and in the third quarter of 2019, the Company paid $367 of income taxes and CSLL. However, at each of the respective fiscal year ends, upon the filing of the tax returns, it was subsequently determined that the Company was in a taxable loss position. Therefore, a total of $1,152 is recoverable from the tax authorities. As the Company is not expecting to receive the refunds within one year, this balance has been classified as non-current.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

7.	INVENTORIES

(a)	Inventories – current

	December 31, 2019	December 31, 2018
Concentrate	$968	$1,094
Ore stockpiles	15,417	620
Materials and supplies	15,400	4,238
Gold in circuit	902	–
Gold bullion	2,430	–
Silver bullion	3	3
	$35,120	$5,955

During the year ended December 31, 2019, the amount of inventory recognized as cost of sales was $154,055 (2018 – $45,921), which includes production costs and amortization and depletion directly attributable to the inventory production process.

As the Company has been using the materials and supplies inventory for: (i) the BSP that commenced in July 2018 and completed in July 2019; and (ii) for the ore processing campaign of old ore stockpiles that commenced in the fourth quarter of 2019, the materials and supplies inventories at Coricancha of $993 as at December 31, 2019 were reclassified from non-current to current (December 31, 2018 - $1,420).

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties – depletable	Mineral properties – non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of- use assets	Total
Cost
Balance, January 1, 2019	$36,066	$–	$35,184	$2,573	$4,987	$1,150	$79,960
Acquisition of Beadell (note 5)	3,676	46,608	50,061	12,810	500	18,397	132,052
Additions	16,346	–	8,922	458	184	4,498	30,408
Change in remediation provision	2,996	–	30	–	–	–	3,026
Disposals	–	–	(185)	(3)	(44)	(33)	(265)
Foreign exchange translation difference	(847)	(3,422)	(3,118)	(810)	(30)	(1,327)	(9,554)
Balance, December 31, 2019	$58,237	$43,186	$90,894	$15,028	$5,597	$22,685	$235,627

Accumulated depreciation
Balance, January 1, 2019	$32,051	$–	$27,593	$1,653	$4,122	$–	$65,419
Amortization and depletion	6,820	–	17,434	4,095	464	7,878	36,691
Disposals	–	–	(185)	–	(41)	(6)	(232)
Foreign exchange translation difference	93	–	(73)	(22)	4	(63)	(61)
Balance, December 31, 2019	$38,964	$–	$44,769	$5,726	$4,549	$7,809	$101,817

Carrying value, December 31, 2019	$19,273	$43,186	$46,125	$9,302	$1,048	$14,876	$133,810

Cost
Balance, January 1, 2018	$36,083	$–	$34,070	$2,460	$4,591	$–	$77,204
Additions	–	–	1,514	148	407	–	2,069
Change in remediation provision	(17)	–	(127)	–	–	–	(144)
Disposals	–	–	(273)	(35)	(11)	–	(319)
Balance, December 31, 2018	$36,066	$–	$35,184	$2,573	$4,987	$–	$78,810

Accumulated depreciation
Balance, January 1, 2018	$31,435	$–	$25,413	$1,539	$3,851	$–	$62,238
Amortization and depletion	616	–	2,448	114	281	–	3,459
Disposals	–	–	(268)	–	(10)	–	(278)
Balance, December 31, 2018	$32,051	$–	$27,593	$1,653	$4,122	$–	$65,419

Carrying value, December 31, 2018	$4,015	$–	$7,591	$920	$865	$–	$13,391

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

(a)	Changes in estimate

(i)	Updated mineral resource estimate for 2019

On January 29, 2019, the Company provided an update on the Mineral Resource for Topia, effective July 31, 2018, following which management reviewed the remaining useful life of Topia. The estimate of the useful life of Topia was determined to be 5.3 years (a decrease from the previous estimate of 7.8 years) as at October 1, 2018. As a result, the depreciation recorded during the year ended December 31, 2018 was approximately $230 more than would have been recorded prior to the change in estimate.

(ii)	Updated mineral resource estimate for 2020

On March 9, 2020, the Company provided an update on the Mineral Resource for the GMC, with effective dates of October 31, 2019 and July 31, 2019 for the Guanajuato Mine and San Ignacio, respectively. Management reviewed the remaining useful life of the GMC and determined that it remains at 2.0 years as at December 31, 2019, unchanged from the previous estimate.

On March 9, 2020, the Company provided an update on the Mineral Resource for Tucano, with an effective date of September 30, 2019, following which management reviewed the remaining useful life of Tucano. The estimate of the useful life of Tucano was determined to be 2.3 years as at October 1, 2019.

(b)	Leases

The Company leases many assets and the details of these leases for which the Company is a lessee are presented below:

Right-of-use assets

	Mining equipment	Power generators	Vehicles	Office space	Communication equipment	Land easements	Total
Balance, January 1, 2019	$–	$–	$–	$881	$–	$269	$1,150
Acquisition of Beadell (note 5)	8,402	7,732	1,923	65	275	–	18,397
Additions	3,853	57	–	–	–	588	4,498
Disposals	–	–	–	–	(27)	–	(27)
Amortization and depletion	(4,244)	(2,264)	(707)	(284)	(234)	(145)	(7,878)
Foreign exchange translation difference	(635)	(490)	(121)	(4)	(14)	–	(1,264)
Balance, December 31, 2019	$7,376	$5,035	$1,095	$658	$-	$712	$14,876

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

Lease liabilities

2019
Maturity analysis – contractual undiscounted cash flows
Less than one year	$6,707
One to five years	12,558
More than five years	123
Total undiscounted lease liabilities as at December 31, 2019	19,388
Lease liabilities in the Consolidated Statement of Financial Position as at December 31, 2019	17,986
Current (included in Trade payables and accrued liabilities (note 11))	5,499
Non-current (included in Other liabilities (note 11))	$12,487

Amount recognized in the Consolidated Statement of Comprehensive Income

	December 31, 2019	December 31, 2018
Interest on lease liabilities	$1,564	$–
Variable lease payments not included in the measurement of lease liabilities	43,889	–
Expenses relating to short-term leases	12,953	–
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	13	–

The expenses relating to short-term leases include payments related to mining services contracts and haulage contracts that have terms less than one year of $11,929 (2018 - $nil), which represent the total payments made as the Company has determined that it is impractical to separate the lease component from the non-lease components in the total payments.

9.	EXPLORATION AND EVALUATION ASSETS

	Santa Rosa Property	El Horcón Property	Coricancha	Tucano	Total
Balance, January 1, 2018	$988	$1,124	$13,521	$–	$15,633
Change in reclamation and remediation provision	–	–	(568)	–	(568)
Balance, December 31, 2018	$988	$1,124	$12,953	$–	$15,065
Acquisition of Beadell (note 5)	–	–	–	309	309
Change in reclamation and remediation provision	–	–	304	–	304
Foreign exchange translation difference	–	–	–	(19)	(19)
Balance, December 31, 2019	$988	$1,124	$13,257	$290	$15,659

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

10.	REIMBURSEMENT RIGHTS

	December 31, 2019	December 31, 2018
Current
Legacy tailings reclamation and remediation	$4,547	$4,473
Legal claims	1,522	1,528
Fines and sanctions	396	384
	6,465	6,385
Non-current legacy tailings reclamation and remediation	4,705	4,470
	$11,170	$10,855

Pursuant to the acquisition of Coricancha, the vendor, Nyrstar N.V. (“Nyrstar”) agreed to reimburse the Company for:

•	the cost of movement and reclamation of certain legacy tailings facilities should the regulatory authorities require these to be moved, up to a maximum of $20,000; and

•	all fines or sanctions that arise before or after closing resulting from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4,000.

11.	TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2019	December 31, 2018
Current
Trade payables	$27,311	$6,259
Accrued liabilities	13,181	2,774
Taxes payable	499	240
Lease liabilities (note 8(b))	5,499	–
Other payables	3,043	1,374
	49,533	10,647
Non-Current
Lease liabilities (note 8(b))	12,487	–
Accrued liabilities	4,591	–
	$17,078	$–

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

12.	BORROWINGS

	MACA Limited loan	Convertible Debentures	Santander – Itaú Facility	Unsecured bank facilities	Bank overdraft	IXM Note	Total
Balance, January 1, 2019	$–	$–	$–	$–	$–	$–	$–
Acquisition of Beadell (note 5)	38,822	10,500	5,007	15,029	265	–	69,623
Borrowings	–	–	–	18,600	3,610	10,000	32,210
Interest accrued	1,490	155	98	688	76	10	2,517
Principal repayments	(22,529)	(10,500)	(5,000)	(17,700)	(3,239)	–	(58,968)
Interest payments	(1,477)	(205)	(154)	(583)	(98)	–	(2,517)
Foreign exchange	(246)	50	49	–	(25)	–	(172)
Balance, December 31, 2019	$16,060	$–	$–	$16,034	$589	$10,010	$42,693
Current	11,433	–	–	16,034	589	10,010	38,066
Non-current	4,627	–	–	–	–	–	4,627

Note	(a)	(b)	(c)	(d)	(e)	(f)
Currency	AUD	USD	USD	USD	USD	USD
Nominal interest rate	5.8%	6.0%	5.9%	5.5%	13.7%	3-month LIBOR plus 5%
Year of maturity	2019 - 2021	2019	2019	2020	2020	2020

(a)	MACA Limited

Prior to the Acquisition, Beadell had an outstanding loan in the amount of $38,822 (A$54,700) due to MACA. Under its original terms, the loan was to become due and payable on a change of control of Beadell, absent MACA’s consent to the change of control. One of the key closing conditions of the Acquisition was the negotiation of a modification on MACA’s outstanding loan due from Beadell on terms satisfactory to the Company. The Company reached an agreement with MACA on November 19, 2018 on the modifications of the loan. Under the agreement, MACA agreed to consent to the change of control, keep the loan in place with a term to June 2022 and make the following amendments effective from the date of the Acquisition:

(All dollar amounts in millions of A$)	Original Loan	As Amended
Principal Amount	A$54.7	A$54.7
% of the net cash proceeds from any third-party debt or equity financing required to be paid to MACA and applied against the outstanding balance of the loan	30%	10%
% of the net proceeds from any exercise of warrants required to be paid to MACA and applied against the outstanding balance of the loan	30%	20%
Principal repayment of loan during 2019	A$12.0	A$16.5
Ultimate parent guarantee	Full balance	First A$6.0 of repayments
Principal repayment of Loan during 2020	A$18.0	A$18.0
Conversion right	100% of Loan (1)	A$15.0 (2)

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

(1) Conversion subject to shareholder approval.

(2) MACA's conversion right under the amended terms provides for a limit of A$5.0 million in each quarter following the date of the Acquisition at a 5% discount to the 20-day volume weighted average price. Any principal amount of the loan which is converted to Great Panther shares will reduce the outstanding balance of the loan, with 50% to be applied to reduce the remaining monthly payments on a pro-rata basis with the exception of the A$6.0 million guaranteed payments.

Interest is payable on the MACA loan at the Reserve Bank of Australia reserve rate plus 5% per annum. To December 31, 2019, MACA exercised, in full, its conversion rights on $10,524 (A$15,000) of its loan, converting this amount into 14,077,806 common shares of the Company. The Company also made cash repayments to MACA totaling $12,005 (A$17,343) from the date of the Acquisition to December 31, 2019, including $1,619 (A$2,385) which represented 10% of the net cash proceeds from the bought deal financing (note 15(f)) required to be paid to MACA and applied against the outstanding balance of the loan under the amended loan agreement. Subsequent to December 31, 2019, the Company made monthly principal repayments to MACA totaling $2,513 (A$3,714), and an additional $1,000 repayment which represented 10% of the net cash proceeds from the IXM Group Promissory Note (note 12(f)) required to be repaid to MACA and applied against the outstanding balance of the loan under the amended loan agreement (note 26(c)). The Company must make monthly principal repayments of A$1,238 until the loan is repaid. As the Company has completed the first A$6,000 of repayments, the loan is no longer subject to a guarantee by Great Panther Mining Limited and is not secured by any assets of the Company.

(b)	Convertible Debentures (“Convertible Debentures”)

Prior to the Acquisition, Beadell had Convertible Debentures of $10,000 outstanding, maturing on June 30, 2023. As defined in the indenture governing the Convertible Debentures (“Debenture Indenture”), upon the occurrence of a change of control, Beadell was required to make an offer (the “Change of Control Purchase Offer”) to purchase all Convertible Debentures at a price per Convertible Debenture equal to 105% of the principal amount, plus accrued and unpaid interest.

In connection with the Acquisition, the Company assumed the obligations of Beadell under the Debenture Indenture, including funding the Change of Control Purchase Offer.

On April 3, 2019, all holders of the Convertible Debentures accepted the Company’s Change of Control Purchase Offer and the Company repurchased all of the Convertible Debentures for an aggregate price of $10,500 ($10,000 principal and $500 change of control premium), plus accrued interest of $155.

(c)	Santander – Itaú Facility

As a result of the Acquisition, the Company assumed Beadell’s credit facility with Santander – Itaú which was interest bearing at a fixed interest rate of 5.9% per annum and fully secured by a charge over the Tucano mining concession. In June 2019, the Company repaid the facility in full (principal of $5,000 plus accrued interest).

(d)	Unsecured bank facilities

As a result of the Acquisition, the Company assumed Beadell’s unsecured, revolving, interest-bearing bank facilities totaling $15,000, the maximum amount available under these facilities, plus accrued interest of $29. In the fourth quarter of 2019, the Company obtained an additional $1,500 of bank facilities, and received net proceeds of $900 during the year ended December 31, 2019. The unsecured bank facilities are interest bearing at a weighted average fixed interest rate of 5.3% per annum and are repayable from January 2020 to December 2020. These facilities have a history of being rolled over and it is the expectation of the Company that this continues.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

(e)	Bank overdraft

The Company has a bank overdraft with a maximum amount of $744 (BRL 3,000) of which $589 (BRL 2,370) was drawn as at December 31, 2019. This overdraft account is interest bearing at a fixed rate of 1.00% per month, payable monthly.

(f)	IXM Group Promissory Note

On December 27, 2019, Minera Mexicana El Rosario, S.A. de C.V. (“MMR”), the Mexican operating subsidiary of Great Panther, received a loan and issued a promissory note (“Promissory Note”) in the amount of $10,000 to IXM S.A. (“IXM”). The Promissory Note matures on December 31, 2020 and bears interest at an annual rate of 3-month USD LIBOR plus 5%, accruing daily. Any loan principal and accrued interest not previously repaid are repayable on December 31, 2020. The Promissory Note is supported by a guarantee from Great Panther. Under the terms of the Promissory Note, Great Panther is required to comply with the following financial covenants:

•	Consolidated cash and cash equivalents of not less than $10,000 on a quarterly basis as at the balance sheet date;
•	Consolidated net debt to adjusted EBITDA ratio of not more than 2 to 1, as measured on a quarterly basis as at the balance sheet date for the trailing 12 months period then ended; and
•	Consolidated total debt to total assets ratio of not more than 0.5 to 1, as measured on a quarterly basis as at the balance sheet date.

Great Panther was in compliance with all of these covenants as at December 31, 2019.

MMR also entered into an offtake agreement dated December 27, 2019 (the “Offtake Agreement”) for the sale of silver-gold concentrate produced at the GMC to Compromin S.A. de C.V. (“Compromin”), IXM’s subsidiary. As stated in the Offtake Agreement, IXM, at its sole discretion, may set off any payment obligation under the Offtake Agreement against any amount outstanding under the Promissory Note. Upon the occurrence of a Change of Control (as defined in the Promissory Note), the outstanding principal amount of the Promissory Note with any accrued and unpaid interest and other amounts payable to IXM’s subsidiary become immediately due and payable.

13.	DERIVATIVE INSTRUMENTS

A significant portion of the Company’s capital, exploration, operating and administrative expenditures are incurred in BRL and MXN, while revenues from the sale of refined gold and metal concentrates are denominated in USD. The fluctuation of the USD in relation to the BRL and MXN, consequently, impacts the reported financial performance of the Company. To manage the Company’s exposure to changes in the BRL and MXN exchange rate, the Company enters into forward contracts to purchase foreign currencies in exchange for USD at various rates and maturity dates.

As at December 31, 2019, non-deliverable forward foreign exchange contracts for BRL against USD totaling BRL 418,238 (December 31, 2018 – $nil) at various pre-determined rates ranging from BRL 4.03/USD to BRL 4.32/USD, at various maturity dates until September 2020, were outstanding. The fair value of these outstanding non-deliverable forward foreign exchange contracts resulted in an asset of $3,454 at December 31, 2019 (December 31, 2018 - $nil). A non-deliverable forward foreign exchange contract does not require physical delivery of the designated currencies at maturity.

As at December 31, 2019, there were no outstanding forward contracts for the purchase of MXN in exchange for USD (December 31, 2018 – MXN 345,000 of forward contracts outstanding for which the fair value resulted in an asset of $738).

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

14.	RECLAMATION AND REMEDIATION PROVISION

The Company’s reclamation and remediation provision relates to site restoration, clean-up, ongoing treatment, and monitoring at Tucano in Brazil, the GMC and Topia in Mexico, and Coricancha in Peru.

	December 31, 2019			December 31, 2018
	Total	Current	Non-current	Total	Current	Non-current
Tucano	$17,079	$–	$17,079	$–	$–	$–
GMC	8,725	–	8,725	1,986	–	1,986
Topia	4,697	–	4,697	1,514	–	1,514
Coricancha	25,073	4,927	20,146	23,920	4,473	19,447
	$55,574	$4,927	$50,647	$27,420	$4,473	$22,947

	December 31, 2019	December 31, 2018
Balance, January 1	$27,420	$27,411
Acquisition of Beadell (note 5)	12,909	–
Change in estimates	13,389	(888)
Accretion	1,840	897
Foreign exchange	16	–
Reclamation and remediation provision, end of period	$55,574	$27,420

In 2019, the change in reclamation estimates at the GMC were $6,829 (2018 –$214) and the change in reclamation estimates at Topia were $2,923 (2018 – $nil). These were expensed to exploration, evaluation and development expenses as development costs are expensed for the site or the costs are not recoverable.

The reclamation and remediation provision for the GMC and Topia operations is based on the following assumptions:

	2019	2018
Total estimated cash flows	$13,255	$3,684
Expected settlement of obligations (years)	2021 – 2045	2021 – 2044
Weighted average risk-free rate (discount rate)
GMC	1.9%	2.7%
Topia	2.1%	2.8%

A 1% change in the discount rate while holding the other assumptions constant would decrease or increase the provision by $1,131.

The reclamation and remediation provision for Coricancha is based on the following assumptions:

	2019	2018
Total estimated cash flows	$33,795	$33,941
Expected settlement of obligations (years)	2020 – 2049	2019 – 2047
Weighted average risk-free rate (discount rate)	3.4%	5.4%

A 1% change in the discount rate would decrease or increase the provision by $1,479 while holding the other assumptions constant.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

The reclamation and remediation provision for Tucano is based on the following assumptions:

2019
Total estimated cash flows	$19,731
Expected settlement of obligations (years)	2024 – 2029
Weighted average risk-free rate (discount rate)	6.7%

A 1% change in the discount rate would decrease or increase the provision by $846 while holding the other assumptions constant.

15.	SHARE CAPITAL

(a)	Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue. The Company has an unlimited number of Class A and Class B preferred shares without par value authorized for issue. Each class can be issuable in series. No preferred shares have ever been issued.

(b)	Share options

In June 2017, upon approval by shareholders, the Company adopted an Omnibus Incentive Plan (the “Omnibus Plan”) to supplement and eventually replace the then-existing stock option plan (the "2016 Plan"). Pursuant to the Omnibus Plan, the Company may grant stock options (“Options”), restricted share units (“RSUs”), performance based restricted share units (“PSUs”), and deferred share units (“DSUs”) to eligible employees, officers, directors, or consultants. The maximum number of common shares that the Company may issue is limited to 10% of the outstanding common shares, less the number of stock options already outstanding pursuant to the 2016 Plan and the Omnibus Plan, less twice the number of common shares counted as RSU, PSU, and DSU awards. There are additional limits with respect to insiders, individual grants, annual grants, and the number of which may be awarded to non-executive directors.

Options granted under the 2016 Plan will remain outstanding and be governed by the terms of the 2016 Plan. Options granted after the adoption of the Omnibus Plan will be governed by the Omnibus Plan.

Pursuant to the Omnibus Plan, options are non-transferable. The exercise price of options shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted. Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable three months following the termination of the participant’s employment or engagement.

Pursuant to the 2016 Plan, options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the Board but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted. Options have expiry dates of no later than 5 years after the date of grant and cease to be exercisable 90 days following the termination of the participant’s employment or engagement.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

	2019			2018
	Options (000’s)	Weighted average exercise price		Options (000’s)	Weighted average exercise price
Outstanding, January 1	8,322	C$	1.27	8,237	C$	1.22
Granted	3,491		1.01	1,810		1.59
Forfeited/Expired	(2,580)		1.33	(1,134)		1.71
Exercised	(917)		0.73	(591)		0.76
Outstanding, December 31	8,316	C$	1.20	8,322	C$	1.27
Exercisable, December 31	5,210	C$	1.24	6,461	C$	1.15

Range of exercise prices	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$0.65	1,587	0.43	1,587	C$	0.65
C$0.71	1,009	0.95	1,009		0.71
C$0.97	2,169	4.64	59		0.97
C$1.16	502	4.19	191		1.16
C$1.57	293	3.09	202		1.57
C$1.60	1,062	3.46	557		1.60
C$1.63	546	2.44	457		1.63
C$2.16	375	1.99	375		2.16
C$2.19	773	1.44	773		2.19
	8,316	2.59	5,210	C$	1.24

During the year ended December 31, 2019, the Company recorded share-based compensation expense relating to share options of $552 (2018 – $611).

The weighted average fair value of options granted during the year ended December 31, 2019 was C$0.38 (2018 – C$0.66). The grant date fair value of share options granted was determined using a Black Scholes option pricing model using the following weighted average assumptions:

	2019	2018
Risk-free interest rate	1.36%	1.95%
Expected life (years)	3.05	2.89
Annualized volatility	54%	62%
Forfeiture rate	15%	14%

The annualized volatility assumption is based on the historical volatility of the Company’s common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on government bonds with a remaining term equal to the expected life of the options.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

(c)	Restricted share units ("RSUs"), Performance based restricted share unit (“PSUs”) and Deferred share units ("DSUs")

RSUs are awards for service which upon vesting and settlement entitle the recipient to receive common shares, a cash equivalent, or a combination thereof. Vesting conditions for RSUs are set by the Board but cannot exceed three years. The choice of settlement method is at the Company's sole discretion. The RSUs granted to date vest in several tranches over three years. An estimated forfeiture rate calculated and updated based on historical forfeitures and cancellations was used in the determination of fair value for the purposes of computing share-based compensation expense in the consolidated financial statements.

PSUs are a subset of RSUs, however PSUs have one or more performance conditions. PSUs may only be settled through the issuance of common shares.

DSUs are awards to participants for directorship which settle upon termination of service of the participant. Vesting conditions for DSUs are set by the Board. Upon settlement, DSUs entitle the recipient to receive common shares, a cash equivalent, or a combination thereof. The choice of settlement method is at the Company's sole discretion. Timing of settlement after vesting occurs is at the discretion of the participant and can be any time between the date of termination of service of the participant and December 15th of the following calendar year. The DSUs granted to date have vested immediately.

The fair values of the DSUs and RSUs granted to employees and directors have been estimated by reference to the fair value on the grant date of the equity instruments granted. The Company has no history of paying dividends, and consequently, no amounts in respect of dividends were included in the estimates of fair value of the equity instruments granted.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

The following table summarizes information about the RSUs outstanding at December 31, 2019 and 2018:

	2019			2018
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	733,667	C$	1.59	476,600	C$	1.61
Granted	2,135,540		1.02	585,200		1.59
Settled	(1,187,459)		1.14	(170,799)		1.61
Cancelled	(732,318)		1.16	(157,334)		1.61
Outstanding at December 31	949,430	C$	1.19	733,667	C$	1.59

The following table summarizes information about the PSUs outstanding at December 31, 2019 and 2018:

	2019			2018
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	–	C$	–	–	C$	–
Granted	825,100		1.14	–		–
Outstanding at December 31	825,100	C$	1.14	–	C$	–

The following table summarizes information about the DSUs outstanding at December 31, 2019 and 2018:

	2019			2018
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	251,400	C$	1.59	89,200	C$	1.59
Granted	732,550		1.05	183,000		1.59
Settled	(37,800)		1.16	(20,800)		1.62
Outstanding at December 31	946,150	C$	1.19	251,400	C$	1.59

During the year ended December 31, 2019, the Company recorded share-based compensation expense relating to RSUs and DSUs of $1,174 (2018 – $710).

(d)	Share purchase warrants

(i)	As part of the Company’s July 2016 financing, the Company issued 9,343,750 share purchase warrants. All share purchase warrants expired unexercised on January 12, 2018. As part of the Acquisition (note 5), the Company issued 9,749,727 share purchase warrants at an exercise price of $1.317 per share to replace the warrants previously issued by Beadell. The number of Company share purchase warrants issued were equal to the number of the outstanding Beadell warrants on the Acquisition Date multiplied by the Exchange Ratio, at a price adjusted in accordance with the Exchange Ratio, on the same terms and conditions as the original warrants:

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

Share price at measurement date (adjusted in accordance with the Exchange Ratio)	US$1.32
Risk-free interest rate	1.73%
Expected life (years)	3.28
Annualized volatility	57%

6,321,965 share purchase warrants have an expiry date of May 17, 2022, and 3,428,032 share purchase warrants have an expiry date of June 27, 2022.

(e)	Loss per share

	2019	2018
Loss attributable to equity owners	$(91,022)	$(10,063)
Weighted average number of shares (000's)	273,380	168,888
Loss per share ‒ basic	$(0.33)	$(0.06)

	2019	2018
Adjusted loss attributable to equity owners	$(91,022)	$(10,063)

Weighted average number of shares (000's)	273,380	168,888
Incremental shares from options	–	–
Incremental shares from warrants	–	–
Incremental shares from RSUs and DSUs	–	–
Weighted average diluted number of shares (000's)	273,380	168,888

Loss per share ‒ diluted	$(0.33)	$(0.06)

Anti-dilutive share purchase options and warrants have not been included in the diluted earnings per share calculation.

(f)	Financings

On July 9, 2019, the Company entered into the ATM Agreement, under which the Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell common shares of the Company on the market for a period of two years equal to the lesser of i) 10% of the aggregate market value of the Company’s outstanding common shares as at the last trading day of the month before the month in which the first trade under the offering is made, and ii) aggregate gross proceeds of $25,000. As at December 31, 2019, the Company has not issued any common shares under the ATM Facility.

On August 8, 2019, the Company closed a bought deal financing for aggregate gross proceeds of $17,250, pursuant to which the Company issued 23,000,000 common shares of the Company at the price of $0.75 per share. The Company paid a cash commission to the underwriters equal to 5% of the gross proceeds of the financing and recognized net proceeds of $15,939 after deducting share issuance costs.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

16.	REVENUE

The Company generates revenue primarily from the sale of precious metals, consisting of metal concentrates and refined gold.

In the following table, revenue is disaggregated by primary geographical market and major products.

	2019			2018
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$153,504	$16,724	$170,228	$–	$28,344	$28,344
Silver	93	23,028	23,121	–	24,962	24,962
Lead	–	3,617	3,617	–	3,982	3,982
Zinc	–	4,861	4,861	–	4,605	4,605
Ore processing revenue	–	102	102	–	–	–
Smelting and refining charges	(200)	(3,524)	(3,724)	–	(2,186)	(2,186)
Revenue from contracts with customers	$153,397	$44,808	$198,205	$–	$59,707	$59,707
Changes in fair value from provisional pricing	–	448	448	–	(273)	(273)
Total revenue	$153,397	$45,256	$198,653	$–	$59,434	$59,434

The amount of revenue recognized in the year ended December 31, 2019 from performance obligations satisfied (or partially satisfied) in the previous period, due to the current period settlement of metal concentrate revenue recognized in the prior periods was a reduction of revenue of $43. At December 31, 2019, the Company had $5,908 in revenue subject to provisional pricing in relation to the sale of concentrates.

For the years ended December 31, 2019 and 2018, the Company had revenue contracts with three customers (2018 - three customers) that accounted for the majority of the total revenues as follows:

Customer	Geographical Market	2019	2018
Customer A	Brazil	$153,397	$–
Customer B	Mexico (Guanajuato)	18,445	–
Customer B	Mexico (Topia)	19,892	–
Customer C	Mexico (Guanajuato)	2,549	18,779
Customer D	Mexico (Guanajuato)	2,571	18,601
Customer D	Mexico (Topia)	1,697	–
Customer E	Mexico (Topia)	102	19
Customer F	Mexico (Topia)	–	19,780
Customer G	Mexico (Guanajuato)	–	2,065
Customer H	Mexico (Guanajuato)	–	190
		$198,653	$59,434

The trade accounts receivable balance of $4,605 at December 31, 2019 related to Customers B and D (December 31, 2018 – $2,939, related to Customers C, D and F).

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

17.	INCOME TAXES

(a)	Income tax expense

	2019	2018
Current expense:
Income tax	$135	$164
Special mining duty	-	98
Withholding tax	427	427
	562	689

Deferred tax expense (recovery):
Income tax	78	(56)
Special mining duty	-	(357)
Withholding tax	104	376
	182	(37)

Income tax expense	$744	$652

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense shown in these consolidated financial statements is as follows:

	2019	2018
Net income (loss) before tax	$(90,278)	$(9,411)
Canadian statutory income tax rate	27%	27%
Anticipated income tax at statutory rate	$(24,181)	$(2,541)
Permanent differences	11,750	190
Differences between Canadian and foreign tax rates	(3,035)	(269)
Change in estimate	53	194
Effect of changes in statutory tax rates	–	–
Inflation adjustment	130	(141)
Impact of foreign exchange on local currencies	3,087	975
Change in deferred tax assets not recognized	13,425	1,746
Mining taxes and duties	(658)	(156)
Withholding taxes	531	803
Utilization of foreign tax credits	(143)	(149)
Items booked through equity	(353)	–
Other items	138	–
Income tax expense	$744	$652
Effective tax rate	-1%	-7%

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

(b)	Deferred income tax assets and liabilities

The significant components of deferred tax assets and liabilities are:

	December 31, 2019	December 31, 2018
Deferred income tax assets	$49	$126
Deferred income tax liabilities	(3,353)	-
Deferred withholding tax liabilities	(2,157)	(2,053)
Deferred special mining duty asset (liabilities)	96	96
	$(5,365)	$(1,831)

The following temporary differences and tax losses give rise to deferred income tax assets and liabilities:

	December 31, 2019	December 31, 2018
Tax losses carried forward	$19,394	$1,399
Provision for reclamation and remediation	2,175	262
Withholding tax liability	(2,157)	(2,053)
Property, plant and equipment	(8,394)	(1,754)
Mineral property interests	(16,163)	-
Other taxable temporary differences	(264)	(28)
Other deductible temporary differences	44	343
Net deferred income tax liabilities	$(5,365)	$(1,831)

Losses expire as follows:

		2019		2018
Type of losses	Country	Expiry dates	Amount	Expiry dates	Amount
Non-capital losses	Canada	2026 to 2039	$2,843	2026 to 2037	$2,822
	Mexico	2020 to 2028	$21,560	2018 to 2026	$16,557
	Brazil	indefinite	$102,357	indefinite	$-
	Peru	indefinite	$74,965	indefinite	$66,462
Capital losses	Canada	indefinite	$1,171	indefinite	$1,196

(i)	Unrecognized deferred tax assets:

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the deferred tax assets will be realized. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax assets are recognized consist of the following amounts:

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

	December 31, 2019	December 31, 2018
Tax losses carried forward	$80,782	$25,305
Mineral properties, plant and equipment	58,352	8,919
Other deductible temporary differences	178,446	42,653
Unrecognized temporary differences	$317,580	$76,877

18.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of the quotational period. The Company marks these to market at each reporting date based on a quoted forward price. The Company’s trade receivables are valued using quoted market prices on the London Metal Exchange.

Derivative instruments	The Company's derivative assets and derivative liabilities are comprised primarily of forward foreign exchange contracts. The fair value of the Company's forward exchange contracts is determined using forward exchange rates at each reporting date.

Borrowings	The Company’s borrowings are comprised of long-term loans, convertible debentures and debt facilities. Borrowings are initially recognized at fair value, net of transaction costs incurred. Subsequent to initial measurement, borrowings are recorded at amortized cost using the effective interest rate method.

During the years ended December 31, 2019 and 2018, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

The Company’s financial instruments include cash and cash equivalents, marketable securities, trade receivables, restricted cash, trade payables, borrowings and derivative instruments. The carrying values of the Company’s financial instruments approximate their fair values due to the short-term nature of the items or the inclusion of interest rates that approximate market rates.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.

The following table summarizes the Company’s financial instruments as at December 31, 2019:

	Fair value through OCI	Fair value through P&L	Amortized cost	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$–	$–	$36,970	$36,970	n/a
Marketable securities	1	–	–	1	Level 1
Trade receivables	–	–	4,605	4,605	Level 2
Derivative assets	–	3,454	–	3,454	Level 2
Restricted cash	–	–	1,042	1,042	n/a

Financial Liabilities
Trade payables and accrued liabilities	$–	$–	$45,083	$45,083	n/a
Borrowings	–	–	42,693	42,693	Level 2

19.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

•	ensure there are adequate capital resources to support the Company’s ability to continue as a going concern;

•	maintain adequate levels of cash to support the acquisition, exploration and development of mineral properties, exploration and evaluation assets, and the operation of producing mines;

•	maintain investor, creditor and market confidence to sustain future development of the business; and

•	provide returns to shareholders and benefits for other stakeholders.

In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and debt, net of cash and cash equivalents and short-term deposits. Tucano, Topia and San Ignacio are in production, but exploration and development activities are also performed at these and other exploration properties in order to identify further reserves and resources. Additionally, for Coricancha which has been on care and maintenance since August 2013, the Company continues to evaluate the timeline and conditions for a potential re-start. The Company plans to use existing cash, including cash raised from equity and debt financing during the year ended December 31, 2019, as well as funds from future sales of precious metals to fund operations, development and exploration activities, and capital expenditures.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. Since the Acquisition, based on current projected operating cash flows and anticipated capital expenditures, the Company obtained equity and debt financing as described in note 1. The Company will continue to focus on internally generating operating cash flow to minimize its future reliance on equity and debt financing. However, the Company may determine that it requires further financing through the offering of its share capital via the ATM Facility, and/or other equity and debt financing, in order to meet long-term objectives.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

The Company’s capital structure is dependent on expected business growth and changes in the business environment. As at December 31, 2019, the Company was not subject to externally imposed capital requirements.

20.	FINANCIAL RISK MANAGEMENT

The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The Company is exposed to certain financial risks, including credit risk, liquidity risk, and market risks such as currency risk, interest rate risk, and commodity price risk.

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's exposures to credit risk arise from cash and short-term investments, trade accounts receivable, and loan receivable. Lesser exposures arise from holdings of marketable securities, and from other receivables.

The risk is assessed by performing an aging analysis of trade receivables, and through the review of credit ratings of the counterparties with which the Company does business.

The Company manages such credit risks by diversifying bank deposits, and placing funds only in large Canadian, Brazilian and Mexican financial institutions. The Company’s investments are subject to internal investment guidelines and they mature at various dates but rarely in excess of one year.

All of the Company’s precious metal sales are to large international metals trading companies and/or smelters that have been in business for many years. For sale of metal concentrates, the Company typically receives provisional payments, within days after delivery, of up to 95% of the value of each shipment. For sale of refined gold, the Company typically receives payment in full on the day of delivery. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

There is no trade receivable related to the refined gold sales as at December 31, 2019. The aging of trade receivables from metal concentrate sales is as follows:

	December 31, 2019	December 31, 2018
0 to 30 days	$4,121	$2,572
31 to 60 days	389	455
61 to 90 days	150	(99)
over 90 days	(55)	11
	$4,605	$2,939

There has been no notable change in the Company's approach to credit risk management since the prior year.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's exposure to liquidity risk arises from its trade and other payables. The Company regularly prepares rolling cash flows to identify and assess such liquidity risks.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

The Company manages liquidity risk by preparing annual budgets for approval by the Board and preparing cash flow and liquidity forecasts on a quarterly basis.

The Company assumed $69,473 of borrowings upon the Acquisition, $54,748 of which was classified as current. Accordingly, there has been a notable change in the Company's approach to liquidity risk management since the prior year. Since the Acquisition, the Company has been actively assessing and monitoring its cash balance to meet its business objectives and its debt obligations in the next twelve months. The Company has obtained both equity and debt financing to ensure there are funds available to fulfill these needs (note 1). The Company has also been deferring certain discretionary spending and undertaking cost reduction measures in order to minimize cash outflow requirements anticipated under the current business plan.

(c)	Currency risk

Currency risk is the risk that foreign exchange rates will fluctuate significantly from expectations. The Company's exposure to currency risk arises from its operations in Canada, Brazil, Mexico and Peru, where payments to vendors and employees are often in local currency, yet substantially all of the Company's revenues are realized in USD. Further, the Company holds a portion of its cash in currencies other than USD.

To manage this risk, the Company holds as small of an amount as practical in foreign currencies. To mitigate the Company’s exposure to changes in the exchange rates of BRL and MXN against USD, the Company may and has entered into forward currency contracts as it deems prudent. There are limits on the extent of such contracts, in excess of which Board approval is required.

For financial instruments denominated in foreign currencies as at December 31, 2019, a 10% change in the prevailing exchange rates as at December 31, 2019, with all other variables held constant, would have the following impact on the Company’s earnings:

Change in net income arising from:	Canadian dollars	Brazilian real	Australian dollars	Mexican pesos	Peruvian soles
10% appreciation of the USD against the currency	$81	$(8,275)	$1,709	$(390)	$245
10% depreciation of the USD against the currency	$(81)	$8,275	$(1,709)	$390	$(245)

The closing exchange rates for December 31, 2019 of BRL/USD of 4.031 (2018: not applicable), MXN/USD of 18.876 (2018: 19.657), AUD/USD of 1.423 (2018: not applicable), PEN/USD of 3.319 (2018: 3.370), and CAD/USD of 1.299 (2018: 1.365) were used in the above analysis.

(d)	Interest rate risk

Interest rate risk is the possibility that change in market interest rates will affect future cash flows. The Company is exposed to interest rate risk on its cash and cash equivalents, short-term deposits and borrowings. The Company’s approach is to invest cash in savings accounts and guaranteed investment certificates at fixed and floating rates of interest over varying maturities. The Company manages this risk by monitoring changes in interest rates and by maintaining a relatively short duration for the Company's portfolio of cash equivalent securities. Many of these instruments can be immediately redeemed and those of a fixed term do not exceed one year. The Company is exposed to interest rate risk on its variable interest rate borrowings, specifically the MACA loan (note 12(a)) and the IXM Promissory Note (note 12(f)). Additionally, the unsecured bank facilities (note 12(d)) are expected to roll over as they become due and are therefore subject to interest rate changes.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

There has been no notable change in the Company's approach to interest rate risk management since the prior year.

For interest-bearing financial instruments as at December 31, 2019, an increase or decrease in interest rate of 1% applied would increase or decrease net income and comprehensive income by $126.

(e)	Commodity price risk

The Company is subject to risk from fluctuations in the market prices of gold, silver, lead and zinc. Such fluctuations directly affect the Company's reported revenues.

The profitability of the Company’s operations is highly correlated to the market prices of these metals, as is the ability of the Company to develop its mineral properties and exploration and evaluation assets. The value of trade receivables at the reporting date also depends on changes in metal prices until finalization of sales prices per the contractual quotational period.

If metal prices decline for a prolonged period below the cost of production of the Company's mines, it may not be economically feasible to continue production.

The Company has a stated policy that it will not engage in long-term hedging of gold and silver prices.

There was no notable change in the Company’s approach to commodity price risk management since the prior year until December 31, 2019. However, subsequent to December 31, 2019, to manage the Company’s exposure to fluctuations in the gold price, the Company purchased financial gold put options (note 26(b)).

For provisionally priced trade receivables, a 10% change in the prevailing commodity prices as at December 31, 2019, with all other variables held constant, would have the following impact on the Company’s earnings:

	10% change in gold	10% change in silver	10% change in lead	10% change in zinc
Change in net income	$402	$641	$82	$186

21.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

As at December 31, 2019, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$44	$12	$32	$–	$–
Drilling services	780	780	–	–	–
Equipment purchases	1,433	1,433	–	–	–
Total commitments	$2,257	$2,225	$32	$–	$–

Pursuant to the acquisition of Coricancha on June 30, 2017, Nyrstar agreed to maintain a remediation bond in the amount of $9,737 for Coricancha until at least June 30, 2020. Should the Company make a decision to permanently close Coricancha prior to June 30, 2020, the bond will be used to pay for remediation costs and obligations. If the Company has not made a decision to permanently close Coricancha by June 30, 2020, the Company will assume the obligation to maintain the required bond, and shall release Nyrstar from this bond obligation.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

(b)	Contingencies

(i)	GMC

Tailings storage

In February 2016, the Mexican national water authority, Comisión Nacional del Agua ("CONAGUA"), required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility ("TSF") at the GMC. The Company filed its applications, and the authorities conducted an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. CONAGUA responded in February 2019 requesting additional technical information. The Company is currently reviewing the request and will provide its response in due course.

Additional water use permits

Since the February 2016 correspondence with CONAGUA, the Company has also determined through its own undertakings, that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC’s TSF. The Company is assessing technical options and is confirming if additional water use permits are required. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations but cannot provide complete assurance that there is no risk in this regard. In the fourth quarter of 2019, the Company received the authorization to legally discharge wastewater from San Ignacio.

Amendment to Environmental Impact Statement related to expansion of existing tailings dam

In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales ("SEMARNAT"), an amendment to the Environmental Impact Statement (“EIS”) requesting an expansion of the existing tailings dam, and subsequently provided further information to the SEMARNAT as requested. This is under review by the regulator, and if approved, will satisfy a requirement by CONAGUA for the processing of permits noted above.

The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least 2021. Based on its meetings and other communication with CONAGUA, the Company believes that it will be able to obtain all the above noted permits, with no suspension of operations at the GMC. However, the Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at the GMC. In either case, the Company’s results of operations could be adversely affected.

(ii)	Topia

Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by the Mexican environmental compliance authority, the Procuraduría Federal de Protección al Ambiente ("PROFEPA"), and by the Company of all of Topia operations’ permitting status and environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, Topia has been accepted into a voluntary environmental audit program supported by PROFEPA. The audit commenced during the second quarter of 2017. The Company is working on a compliance program authorized by PROFEPA to address the audit findings and has until January 2021 to complete this after being approved for an extension request from the previous deadline of January 2020. This compliance program includes remediation and technical reviews as defined by the audit. Progress updates will be submitted to PROFEPA for further review. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program further reviews will not lead to future suspensions of operations.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

Subsequent to December 31, 2019, the Company announced that it had temporarily ceased dry tailings deposition at its Topia Phase II TSF following receipt of a report from the independent tailings management and geotechnical consultants engaged by the Company to evaluate the TSF. The March 9, 2020 disclosure anticipated that mining and processing activities at Topia might cease by the end of March 2020 but these activities are now expected to continue uninterrupted at current levels until at least the end of April 2020 by way of storing dry tailings at and near the filtration plant. Filtration of tailings for dry stacking at Topia commenced in 2017.

The Company is continuing discussions with geotechnical and tailings management consultants regarding ongoing observations and assessments, while continuing to monitor conditions at the TSF. Alternatives to minimize any potential cessation of processing activities in 2020 are being evaluated, including re-commencement of tailings deposition at the Phase II TSF (if satisfactory mitigation measures can be achieved), and normal course permitting for the Phase III TSF, which is already at an advanced state. While the Company cannot be certain of the timeline to permit the Phase III TSF, it expects it can obtain the necessary permit within the next three to six months.

If one of the aforementioned alternatives is not in place by the end of April 2020, mill processing activities will temporarily cease until either Phase III is permitted or suitable mitigation of Phase II can be achieved. The Company is also evaluating the continuation of mining and stockpiling of ore if a temporary cessation of mill processing activities were to occur.

(iii)	Coricancha

Coricancha has been on care and maintenance since August 2013 and was operated by a number of previous companies before that date. It is subject to oversight by the Organismo de Evaluación y Fiscalización Ambiental ("OEFA"), the Peruvian public agency responsible for environmental assessment and inspection, and by the Organismo Supervisor de la Inversión en Energía y Minería ("OSINERGMIN"), which is the Peruvian regulatory body with oversight responsibility over energy and mining companies.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

Fines and sanctions

Nyrstar has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4,000. Accordingly, a reimbursement right in the amount of $1,522 (note 10) has been recorded in respect of the following fines or sanctions:

•	$1,345 for fines and sanctions which may be levied by OSINERGMIN. In addition, there are open administrative and judicial proceedings by OSINERGMIN, the outcomes of which are not yet readily determinable.

•	$177 for fines and sanctions to be levied by OEFA. In addition, there are open administrative and judicial proceedings by OEFA, the outcomes of which are not yet readily determinable.

The Company has accrued for and recorded a further reimbursement right of $396 (note 10) for certain civil lawsuits filed by individuals and former suppliers.

Legacy tailings facilities

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha completed in June 2017, the Company has an agreement with Nyrstar for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. Concurrently, the Company has undertaken various legal measures to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the proposed plan. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for Coricancha.

(iv)	Tucano

Various claims related to Brazil indirect taxes and labour matters

As a result of the Acquisition, the Company has various litigation claims for a number of governmental assessments related to indirect taxes, and labour disputes associated with former employees and contract labor in Brazil.

The indirect tax matter principally relates to claims for the state sales tax, Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços de Transporte Interestadual de Intermunicipal e de Comunicações (“ICMS”), which are mostly related to rate differences. For these claims, the possibility of loss was not considered probable by the Company’s attorneys, and no provision has been recognized.

The labour matters principally relate to claims made by former employees and contract labour for the equivalent payment of all social security and other related labour benefits, as well as consequential tax claims, as if they were regular employees. As of December 31, 2019, the items for which a loss was probable related to the labor disputes, inclusive of any related interest, amounted to approximately $3,009, for which a provision was recognized.

In connection with the above proceedings, a total of $1,243 of escrow cash deposits were made as at December 31, 2019 (note 6), of which $854 were related to labour matters. Generally, any escrowed amounts would be refundable to the extent the matters are resolved in the Company’s favour.

Environmental damages - William Creek

In May 2009, The State of Amapá Public Prosecutor (“MPAP”) filed a public civil action seeking payment for environmental damages caused to William Creek, as well as to other creeks located in the region of influence of the Zamin Amapá Mineração (“Zamin”) and Tucano mines. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation. In January 2018, the Amapá State Court ordered the Company to pay a fine of approximately $1,500 (BRL 6,000 plus interest and inflation counted as from the date of the damage) to the State Environmental Fund. The updated value with interest and inflation is approximately $6,700 (BRL 27,000). The Company is in the process of appealing and the likelihood of total loss is not considered probable based on legal advice received. However, an adjusted lower fine is considered probable and the Company has accrued the amount payable considered more likely than not in long-term other liabilities, representing the Company’s best estimate of the cost to settle the claim. The Company does not expect to make any payments during the year ended December 31, 2020.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

Archeological sites damage

Amapá-MMX Iron Ore Project

In May 2016, The Brazilian Federal Public Prosecutor (“MPF”) filed a public civil action seeking compensation to be paid by Zamin, the State of Amapá and Tucano for damages to 19 archaeological sites as a result of activities in 2006-2009 at the Amapá-MMX Iron Ore Project currently owned by Zamin. MPF also claimed that the State of Amapá failed to take proper action during the environmental licensing procedure. MPF claims (i) to hold Zamin and Tucano jointly and severally liable for all alleged damages, (ii) compensatory damages according to the following parameters: (a) compensation of BRL   167 million for damages based on parameters of a report issued by the Federal Police; or (b) compensation of BRL 23.4 million; corresponding to the cost of the rescue archaeology actions that should have been carried out; or (c) the equivalent to the operating income of the defendants regarding the impacted archeological sites, from 2006 to November 2009; and (iii) compensation of BRL 10 million of each defendant for collective nonpecuniary loss to Amapá’s citizens and Brazilians in general. In March 2019, the Lower Court added Anglo Ferrous Brazil Participações and Anglo American Investimentos – Minério de Ferro Ltda (together, the “Anglo Group”) as defendants (as predecessors of Zamin), as requested by the MPF.

Amapari Project

In June 2016, the MPF filed a public civil action seeking compensation from Zamin, the State of Amapá, and Tucano for damages to 15 archaeological sites, as a result of activities in 2004-2010 at the Amapari Project. MPF also claimed that the State of Amapá failed to take proper action during the environmental licensing procedure. MPF claims (i) to hold Zamin and Tucano jointly and severally liable for all alleged damages, (ii) compensatory damages to be determined at the stage of liquidation of the award; and (iii) compensation of BRL 10 million of each defendant for collective nonpecuniary loss to Amapá’s citizens and Brazilians in general.

These claims against Tucano are being defended on the basis that (i) Tucano has no involvement in the Amapá-MMX Iron Ore Project and, therefore, should not have any liability for archaeological damages; (ii) the environmental licenses for the operation of the Amapari Gold Project have been duly obtained and all obligations have been fulfilled by Tucano; (iii) measures to protect the archaeological heritage were duly implemented; and (iv) there is no evidence of the damage. The likelihood of total loss is not considered probable. However, the likelihood of a partial loss with the imposition of some compensation obligations is considered probable, and, accordingly, the Company has accrued the amount payable considered more likely than not representing the Company’s best estimate of the cost to settle these claims. The Company expects any settlement to be in the form of community works or services to be undertaken over a period of 3 to 4 years.

Cyanide usage

In October 2018, the public prosecutor’s office of labor affairs for the State of Amapá filed a public civil action seeking payment for potential damages and medical costs in relation to the Company’s employees’ exposure to cyanide used in the processing of its gold. In August 2019, a regional labour court ordered Tucano to pay compensation of approximately BRL 4 million plus interest and inflation for these damages, in addition to surveillance and funding medical costs of any diseases to Tucano’s internal and outsourced employees and former employees, and to stop using cyanide in its production process within one year from the final non-appealable decision on the proceedings. Tucano is in the process of appealing to a federal court and is not aware of any circumstances of former or current employees who have suffered health consequences from exposure to cyanide at the Company’s operations. In addition, the Company notes that the use of cyanide in the processing of gold is common in the industry within Brazil and is not prohibited by any federal law in Brazil and that the Company complies with proper safety standards in the use and handling of cyanide in its operations. The Company believes the claims are without merit and that it is too early in the process to be able to determine the ultimate outcome.  This assessment will be reviewed after a decision is reached on whether an appeal will be admitted to Superior Labor Court.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

22.	RELATED PARTY TRANSACTIONS

The Company's related parties include:

Related party	Nature of the relationship
Key management personnel	Officers and directors of the Company
Platoro Resource Corp. (“Platoro”)

Platoro is a private company controlled by a director of the Company. Platoro provided geological and investor relations services to the Company.

These transactions occurred in the normal course of business and were conducted on terms substantially similar to arm’s length transactions.

(a)	Services

The Company entered into the following related party transactions:

	2019	2018
Consulting services provided by Platoro	$–	$22

(b)	Compensation of key management personnel

Key management personnel include the Company’s Directors, President and Chief Executive Officer, Chief Financial Officer, and vice presidents. Amounts owing to key management personnel are included in trade and other payables. The Company is committed to making severance payments amounting to approximately $1,589 to certain officers and management in the event of a change in control of the Company.

Compensation to key management personnel consisted of the following:

	2019	2018
Salaries and benefits	$1,674	$1,982
Directors’ fees	478	417
Termination benefits	658	-
Share based compensation	1,227	1,033
	$4,037	$3,432

Directors fees during the year ended December 31, 2019 include $55 for special committee fees (2018 – $77).

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

23.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Other non-cash items

	2019	2018
Accretion	$3,404	$897
Interest income	(726)	(1,518)
Loss on disposal of fixed assets	32	41
	$2,710	$(580)

(b)	Non-cash investing and financing activities

	2019	2018
Change in reclamation and remediation provision included within mineral properties and plant and equipment, exploration and evaluation assets	$3,330	$(713)
Change in lease liability related to right-of-use assets	4,498	–
Repayment of MACA borrowings by way of issuance of shares	10,524	–

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

24.	OPERATING SEGMENTS

The Company’s operations are all within the mining sector, consisting of three operating segments, two of which are located in Mexico, one of which is located in Brazil, plus one segment associated with Coricancha in Peru, one Exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates the Tucano, the GMC, and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the three mining operations and Coricancha. The GMC operation produces silver and gold in concentrate, and the Topia operation produces silver, gold, lead and zinc in concentrate, for refining off site. The Tucano operation produces gold doré. The Exploration segment includes the Company’s exploration and evaluation assets at Santa Rosa, El Horcón, Plomo and Argosy.

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
2019
External revenue	$99,572	$23,543	$21,713	$–	$–	$53,825	$198,653
Intersegment revenue	49,818	–	–	–	–	(49,818)	–
Amortization and depletion	30,816	1,436	2,431	253	4	245	35,185
Exploration and evaluation expenses	608	2,550	889	8,508	176	10	12,741
Non-cash change in reclamation and remediation provision	–	6,829	2,923	–	–	–	9,752
Care and maintenance costs	–	795	–	–	–	–	795
Impairment of goodwill	38,682	–	–	–	–	–	38,682
Interest income	14	–	–	4	–	708	726
Finance costs	5,741	–	–	2	–	9	5,752
Loss before income taxes	(66,473)	(7,436)	(2,796)	(9,524)	(264)	(3,785)	(90,278)
Income tax expense	–	122	91	–	–	531	744
Net loss	(66,473)	(7,558)	(2,887)	(9,524)	(264)	(4,316)	(91,022)
Additions to non-current assets
	28,593	317	3,963	1,195	–	821	34,889

As at December 31, 2019
Total assets	$177,683	$7,060	$15,304	$28,414	$2,159	$40,122	$270,742
Total liabilities	$107,354	$15,772	$2,445	$29,556	$–	$15,116	$170,243

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
2018
External revenue	$–	$39,635	$19,799	$–	$–	$–	$59,434
Amortization and depletion	–	1,515	1,975	46	4	33	3,573
Exploration and evaluation expenses	–	1,456	298	7,101	243	886	9,984
Non-cash change in reclamation and remediation provision	–	(214)	–	–	–	–	(214)
Interest income	–	–	–	260	7	1,251	1,518
Finance costs	–	–	–	1	–	19	20
Income (loss) before income taxes	–	1,028	3,922	(7,103)	(3,032)	(4,226)	(9,411)
Income tax expense (recovery)	–	(92)	(59)	–	–	803	652
Net income (loss)	–	1,120	3,981	(7,103)	(3,032)	(5,029)	(10,063)
Additions to non-current assets	–	959	773	(536)	–	–	1,196

As at December 31, 2018
Total assets	$–	$7,990	$12,813	$27,538	$2,427	$62,008	$112,776
Total liabilities	$–	$5,995	$2,395	$27,278	$–	$4,452	$40,120

25.	SEASONALITY OF OPERATIONS

The Company’s Tucano operation is subject to seasonal fluctuations as a result of weather conditions. Specifically, Tucano’s production is stronger in the second half of a calendar year as the dry season enables higher rates of mining productivity and the mine plan is characterized by lower strip ratios and access to higher grades in the open pits. Accordingly, Tucano typically has more favourable operating results in the second half of the year.

26.	SUBSEQUENT EVENTS

(a)	Gold doré advance

On January 6, 2020, the Company entered into a $11,250 gold doré prepayment agreement with Samsung.

In consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a two-year period commencing January 2020 from Tucano, Samsung has agreed to advance $11,250 (the "Advance") to Great Panther. Gold deliveries will be sold at a 0.65% discount to the benchmark price of gold at the time of delivery. The Advance will be repaid in equal instalments of $804 commencing December 2020 until January 2022 such that all amounts outstanding to Samsung will be repaid in full. The Advance bears interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in Great Panther's Brazilian subsidiary that owns Tucano. Great Panther has a full option for early re-payment of the Advance, subject to a 3% penalty applied to the outstanding balance. The Agreement also provides Samsung a right of offer for concentrates produced from Coricancha in certain circumstances. The transaction was completed on Feb 4, 2020 upon the funding of the Advance.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

For the years ended December 31, 2019 and 2018

(b)	Gold put option arrangements

Subsequent to December 31, 2019, to manage the Company’s exposure to decreases in the gold price, the Company purchased put options for gold totaling 45,000 ounces at $1,500 per gold ounce that mature from March 2020 to June 2020 at an average cost of $9.33 per gold ounce.

(c)	MACA loan repayment

In accordance with the amended loan agreement with MACA (note 12(a)), 10% of the net cash proceeds from any third-party debt or equity financing is required to be paid to MACA and applied against the outstanding balance of the Loan. Subsequent to December 31, 2019, the Company made a $1,000 repayment which represented 10% of the net cash proceeds from the IXM Promissory Note (note 12(f)).

(d)	Bradesco

Subsequent to December 31, 2019, the Company received a loan from Banco Bradesco (“Bradesco”) in the amount of $10,000, with net loan proceeds of $2,500 as $7,500 is required to be retained as cash collateral. The loan matures on February 24, 2023, and is required to be repaid in nine quarterly repayments of $1,111 commencing March 5, 2021. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $278 commencing March 5, 2021. The loan principal of $10,000 bears interest at 3.70% per annum, and the cash collateral of $7,500 bears interest from 1.97% to 2.40% per annum.